RPM INTERNATIONAL INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPUTATIONS OF EARNINGS
PER SHARE AND SHARE EQUIVALENTS
(Unaudited)
Exhibit 11.1
(In thousands, except per share amounts)

	Six Months Ended		Three Months Ended
	November 30,		November 30,
	2006	2005	2006	2005
Shares Outstanding
For computation of basic earnings per share of common stock

Weighted average shares	117,501	116,626	117,600	116,710

Total shares for basic earnings per share	117,501	116,626	117,600	116,710

For computation of diluted earnings per share of common stock

Net issuable common share equivalents	2,845	2,740	3,040	2,798

Additional shares issuable assuming conversion of convertible securities	8,034	8,034	8,034	8,034

Total shares for diluted earnings per share	128,380	127,400	128,674	127,542

Net Income
Net income applicable to shares of common stock for basic earnings per share	$114,283	$68,488	$52,941	$18,527

Add: Income effect of contingently issuable shares	1,542	1,866	609	1,074

Net income applicable to shares of common stock for diluted earnings per share	$115,825	$70,354	$53,550	$19,601

Basic Earnings Per Share of Common Stock	$0.97	$0.59	$0.45	$0.16

Diluted Earnings Per Share of Common Stock	$0.90	$0.55	$0.42	$0.15

The accompanying notes to consolidated financial statements are an integral part of these statements.